IMTE Announces Preliminary Financial Results For The Half Year Ended June 30, 2018

Hong Kong, New York -- August 3, 2018 -- Integrated Media Technology Limited (NASDAQ:IMTE) ("IMTE" or the "Company"), a technology investment company engaged in the acquisition, development, and commercialization of autostereoscopic 3D display technology products and services, today announced its preliminary financial results for the half year ended June 30, 2018.

Half Year 2018 Preliminary Results:

Based on the information available today, the Company expects to report:

- Revenue of AU$1.3 million;

- Operating margin between AU$550,000 - AU$620,000;

- Net loss between AU$2.4 million - AU$2.8 million; and

- Net loss per share (basic and diluted) between AU$0.64 to AU$1.04.

The information listed above has been extracted from for the preliminary financial statements of the Company which are prepared in accordance with International Financial Reporting Standards ("IFRS"). These results are preliminary and unaudited and are subject to change based on the completion of the Company's normal review process. As a result, these preliminary results may be different from the actual results that will be reflected in the Company's consolidated financial statements for the half year ended June 30, 2018 when they are released.

Update on Sales Distribution Agreements

The Company would also like to provide an update regarding the sales distribution agreements of autostereoscopic 3D digital video walls and standalone digital signage totaling AU$14,800,000 (RMB76,000,000) entered into with two independent customers as announced on March 19, 2018. The Company has delivered initial quantities pursuant to the agreements which have been accepted by the customers. However, the customers altered the initial specifications resulting in the Company having to modify the existing design and creating delays in delivery. As a result, the Company expects a substantial portion of these agreements to be delivered in Q4 of 2018 and Q1 of 2019.

About Integrated Media Technology Limited

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMTE designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment, and software for the film/video production industry. For the consumer market, IMTE through its subsidiary, GOXD Technology Ltd., offers glasses-free 3D digital photo frame on a cloud-bases platform connecting users anytime anywhere worldwide. IMTE is headquartered in Hong Kong with regional offices in Australia and China. IMTE is traded on the Nasdaq under the symbol "IMTE". For more information, please visit www.imtechltd.com.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain statements that may include "forward-looking statements", including statements about the Company's preliminary financial results for the half year ended June 30, 2018. All statements other than statements of historical fact included herein are "forward-looking statements". These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948